Pantheon Securities, LLC

(A wholly owned subsidiary of Pantheon Ventures Inc.)

Financial Statements and Supplemental Information

December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pantheon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pantheon Securities, LLC 11 Times Square 35th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Long McAndrews _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pantheon Securities, LLC _____, as of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

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Mark Bennett
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Signature

CEO

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).







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Subscribed and sworn to (or affirmed) before me on this 22ND (Date) day of February (Month), 2021 (Year)

by Susan Long McAndrews

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Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Index
December 31, 2020

Page(s)

Report of Independent Registered Public Accounting Firm..1

Financial Statements

Balance Sheet...2

Statement of Operations...3

Statement of Changes in Member's Equity 4

Statement of Cash Flows..5

Notes to Financial Statements..6-9

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.........10

Schedule II - Statement Regarding Rule 15c-3 of the Securities and Exchange Commission.......................11



Report of Independent Registered Public Accounting Firm

To the Member of Pantheon Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Pantheon Securities, LLC (the "Company") as of December 31, 2020 and the related statements of operations, of changes in member's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement regarding Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 18, 2021

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617)530-5000, F: (617)530-5001, www.pwc.com/us

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

BALANCE SHEET
December 31, 2020

Cash	$	3,659,227
Prepaid expenses and other current assets		131,874
Due from related parties		69,777
Total assets	$	3,860,878
Accounts payable		89,215
Income taxes payable		25,830
Total liabilities	$	115,045
Total Member's equity	$	3,745,833
Total Member's equity and liabilities	$	3,860,878

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

STATEMENT OF OPERATIONS
Year Ended December 31, 2020

Revenues		
Service Revenue	$	6,695,754
12b-1 Fees		132,961
Commissions		51,044
Total revenue	$	6,879,759
Expenses		
Distribution expense		5,482,878
Office general and administrative		395,928
Professional Fees		257,971
FINRA Fees		117,549
Total expenses	$	6,254,326
Income before income tax expense		625,433
Income tax expense		25,830
Net Income	$	599,603

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2020

Member's equity, beginning of year	$	3,146,230
Net Income		599,603
Member's equity, end of year	$	3,745,833

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash flows from operating activities		
Net Income	$	599,603
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in Due from related parties		75,221
Increase in Prepaid expenses and other current assets		(12,950)
Decrease in Accounts payable		(89,299)
Decrease in Income taxes payable		(1,910)
Net cash provided by operating activities		570,665
Net increase in cash		570,665
Cash, beginnning of year		3,088,562
Cash, end of year	$	3,659,227

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Notes to Financial Statements
December 31, 2020

1. Organization and Nature of Business

Pantheon Securities, LLC (the "Company"), a Delaware limited liability company formed on August 24, 2016, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business activities are to act primarily as a limited purpose broker-dealer and private placement agent on a "best efforts" basis with respect to the offer and sale of interests in affiliated, private investment funds ("Affiliated Funds") and non-affiliated, private investment funds ("Third Party Funds"). As of December 31, 2020, the Company has not entered into any agreements with Third Party Funds. The Affiliated Funds will generally be advised by Pantheon Ventures (US) LP ("PV US"), an affiliated investment adviser registered with the SEC, as well as other affiliates and/or subadvisors, including Pantheon Ventures (UK) LLP ("PV UK"), an exempt reporting adviser incorporated in England and Wales that is authorized and regulated by the Financial Conduct Authority in the United Kingdom, and Pantheon Ventures (Ireland) DAC ("PV Ireland"), an exempt reporting adviser incorporated in Ireland that is authorized and regulated by the Central Bank of Ireland. The Company also acts as sub-distributor for an affiliated fund of funds, managed by an affiliate of the Company registered under both the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The fund, the AMG Pantheon Master Fund, LLC, along with a feeder fund, the AMG Pantheon Fund, LLC (together, the "AMG Fund"), is advised by PV US and distributed on a "best efforts" basis by AMG Distributors, Inc. ("AMGDI"), an affiliated SEC-registered broker-dealer and FINRA member. Each of PV US and PV UK, as applicable, will provide personnel to Pantheon Securities, as needed ("Leased Employees").

The Company is a wholly-owned subsidiary of Pantheon Ventures Inc. ("Parent"), whose ultimate parent company is Affiliated Managers Group, Inc., an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition

Services Revenue
Revenue is generated through the reimbursement of operating expenses of the Company plus a mark-up of 10% under the Services Agreement with PV US, PV UK and PV Ireland, further described in Note 6. The Company believes the performance obligation for providing these services is satisfied over time because the services are provided and consumed over time.

6

Revenue Recognition (continued)

12b-1 Fees and Commissions

The Company receives commission payments from AMGDI in respect of sales of the AMG Fund, at a rate of 15bps on eligible sales. In addition, the Company is eligible to receive a portion of excess 12b-1 fees, provided by AMGDI, payable related to sales of the AMG Fund. The Company believes that the performance obligation is satisfied in the month in which the sale occurs and the excess is calculated by AMGDI, respectively, because that is when the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Commissions may be paid to registered representatives of the Company for the sale of units of the AMG Fund. PV UK, PV Ireland and/or PV US will pay the commissions expense directly to the applicable Leased Employee(s) and allocate 100% of such expense to the Company. The Company records these variable costs when incurred because they are not estimable upon inception of a contract with a client.

The Company incurred $314,316 of commissions expense, which is reflected in the distribution expense on the Statement of Operations.

Cash

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value, and are classified as Level 1 financial assets.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees and the Fidelity Bond.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution.

3. Income Taxes

The Company is a Limited Liability Company and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the Company's Parent for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent, a C Corporation, files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2016. The Company is subject to New York City unincorporated business tax. Approximately $25,830 of such tax was incurred during the year ended December 31, 2020 and is included in income tax expense in the Statement of Operations.

4. Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5. Regulatory Requirements

The Company is subject to the rules of the SEC and FINRA, the principal exchanges with which it is licensed to transact, and SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $3,544,182 which was $3,536,512 above the minimum net capital required of $7,670. The Company's ratio of aggregate indebtedness to net capital was .03 to 1, as of December 31, 2020. The Company no longer claims an exemption from SEC Rule 15c3-3 under section (k)(2)(i) however the Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

6. Related Party Transactions

The Company has entered in to a multi-party Fourth Amended and Restated Services Agreement dated June 29, 2020 (the original Services Agreement was entered into on March 1, 2017) with its affiliates PV US, PV UK and PV Ireland (in its entirety, the "Services Agreement" by and among the Company, PV US, PV UK and PV Ireland (PV US, PV UK and PV Ireland, referred together as the "Affiliated Companies")).

In addition to the above, the Company has entered into two Intra Company Group Agreements each dated as of March 1, 2017 with each of the Affiliated Companies, pursuant to which Pantheon Securities provides distribution services to each of PV US and PV UK.

Under the provisions of the Services Agreement, the Affiliated Companies allocate to the Company the portion of certain expenses incurred during 2020 on behalf of the Company and with respect to which the Company received the benefit, paid by the Affiliated Companies. The Affiliated Companies allocated $5,902,699 of these expenses to the Company during the year ended December 31, 2020, recorded in the distribution expense and office general and administrative expenses on the Statement of Operations.

Pursuant to the Services Agreement between the Company and the Affiliated Companies, PV US pays the Company a fee equal to 110% of certain service costs as defined in the Services Agreement. The service revenue from PV US totaled $6,695,754 in 2020, of which $5,902,699 is reducing the amount due to related parties from the allocated expenses described above. As of December 31, 2020, the Company has a receivable of $23,153 from PV US.

The Company has entered into a Sub-Distribution Agreement dated April 1, 2018 (as amended from time to time) with AMGDI relating to AMG Pantheon Fund, LLC and a Sub-Distribution Agreement dated April 1, 2018 (as amended from time to time) with AMGDI relating to AMG Pantheon Master Fund, LLC. Pursuant to each of the Sub-Distribution Agreements with AMGDI the Company provides certain wholesale marketing and marketing consulting services for the AMG Fund. As of December 31, 2020, the Company has a receivable of $46,624 from AMGDI.

7. Risks and Uncertainties

We considered the impacts of the COVID-19 pandemic on our business, results of operations and financial condition. The COVID-19 pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, and to take actions designed to stabilize markets and promote economic growth. From an operational perspective, our business has remained open and we do not have any plans to close our business operations.

8. Subsequent Events

The Company has determined that no material events or transactions occurred subsequent to December 31, 2020 and through February 18, 2021, the date of the financial statement issuance, which require additional disclosure in the financial statements.

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Member's equity	$ 3,745,833
Non-allowable assets	$ 201,651
Net capital	$ 3,544,182
Aggregate indebtedness	$ 115,045
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 7,670
Minimum net capital required (under SEC Rule 15c3-1)	$ 5,000
Excess net capital	$ 3,536,512

Percentage of aggregate indebtedness to net capital
$$\frac{\$\ 115,045}{\$\ 3,544,182}$$

3%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited Form X-17A-5, Part II-A filing as of December 31, 2020, filed on January 27, 2021.

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

SUPPLEMENTARY INFORMATION   **Schedule II**
STATEMENT REGARDING RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2020

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).